March 8, 2006

Mr. Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0404
Mail Stop 7010

Re:	Herman Miller, Inc. Form 10-K for the fiscal year ended May 28, 2005 and Forms 10-Q for the fiscal quarters ended December 3, 2005 and September 3, 2005 File Number 1-15141

Dear Mr. Decker:

This letter responds to your comment letter dated February 14, 2006, regarding the above-referenced filings. It also takes into consideration our brief discussion on February 21, 2006, with Scott Watkinson of your staff as to the clarification of certain questions and the timing of this response.

The comments from your letter are set forth in bold font below and are followed by our responses, respectively.

Form 10-K for the Fiscal Year Ended May 28, 2005
Comments applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. With the exception of comments that specifically request an amendment, all revisions may be included in your future filings.

1. Company Response:
Where applicable, we have included our proposed disclosures.

Item 1. Business, page 3
Narrative Description of Business, page 3
Government Contracts, page 5

2.	You disclose that you enter into contracts with the Government of the United States. Please expand your disclosure to discuss whether these contracts have limitations on the types of cost increases that you are able to pass on. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please discuss them in MD&A.

2. Company Response:
The policy of the GSA in negotiating its contracts is to obtain pricing that is at least as favorable as the pricing we offer on certain other large commercial projects. Further, as is the case with our commercial non-governmental customers, sales contracts with the U.S. Government generally do not define specific costs or cost categories that are allowed to be “passed on”. Based on this, we do not believe additional disclosure within MD&A is necessary with regard to this issue. We will revise our Item 1 disclosure in future filings as follows:

“Other than standard provisions contained in contracts with the United States Government, the company does not believe that any significant portion of its business is subject to material renegotiation of profits or termination of contracts or subcontracts at the election of various government entities. The company sells to the U.S. Government both through a GSA Multiple Award Schedule Contract and through competitive bids. The GSA Multiple Award Schedule Contract pricing is principally based upon the company’s commercial price list in effect when the contract is initiated, rather than being determined on a cost-plus-basis. The company is required to receive GSA approval to increase its list prices during the term of the Multiple Award Schedule Contract period.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Financial Results, page 19

3.	You discuss various factors that contributed to changes in income statement line items, such as net sales, gross margin and operating expenses. Some of the factors you cited are:
    o   New product sales,
    o   Operating efficiencies from restructuring plans,
    o   Higher direct material costs,
    o   Direct labor costs, and
    o   Tax true-ups
Your disclosure should include additional details that explain the business reasons contributing to changes between periods. To the extent practicable, you should also quantify the effect of each of these reasons. Please show us your revised MD&A disclosures for fiscal year ended May 28, 2005 compared to fiscal year ended May 29, 2004 and for the fiscal year [sic quarter] ended December 3, 2005 compared to fiscal quarter ended November 27, 2004.

3. Company Response:
As discussed with your staff, the factors referenced in our MD&A disclosures are in fact the primary and material business reasons that contributed to changes in the various line items of the respective income statements. It is our normal practice, where material and practicable, to quantify the effects of these factors on our business operations. For example, you will note that we explained, under the caption “Gross Margin” on page 21, the unusual and significant increase in steel prices that adversely impacted our gross margin by roughly 1.3 percentage points. In addition, several other similar quantifications were made to allow the reader of the financial statements to determine the effect of factors on our business. In future filings, we will continue to identify and explain the key factors and business reasons that contribute to the changes in various line items of our income statement from period to period.

Finally, we note that the comment referencing the comparative periods of “fiscal quarter ended December 3, 2005" to “fiscal year ended November 27, 2004” is not applicable to the 10-K Report in question.

4.	Please expand your disclosure to include a more thorough year-to-year analysis for the fiscal year ended May 29, 2004 compared to the fiscal year ended May 31, 2003. You should explain and, when practicable, attempt to quantify each of the individual business reasons that contributed to changes in your income statement line items. Please refer to the instructions to Item 303(a) of Regulation S-X.

4. Company Response:
Our Report on Form 10-K for the year ended May 29, 2004 identified and explained, and where applicable, quantified, the primary business reasons that contributed to changes in our income statement line items. Discussion at this same level of detail was omitted in our fiscal 2005 report on Form 10-K. In future filings, we will provide more detailed explanations for the income statement line item changes pertaining to comparative results of the second and third most recent fiscal year periods presented.

Operating Expenses and Operating Earnings, page 22

5.	Your results of operations for the fiscal year ended May 28, 2005 include an adjustment for approximately $13.0 million relating to your GSA reserves. You state that this adjustment was the result of a settlement with GSA concerning an audit of the period from 1988 to 1991. Please disclose the portion of the reduction related to the period from 1998 [sic 1988] to 1991. Please disclose the facts and circumstances which resulted in your change in estimate related to other periods.

5. Company Response:
We have historically maintained reserves to cover risks associated with contract non-compliance with General Services Administration (GSA) contract terms. We had recorded GSA reserves totaling $15.4 million at the end of our fiscal 2005 third quarter to cover estimated exposure based upon available information at the time, which we felt supported a probable loss under SFAS No. 5. This reserve amount included $7.5 million allocable to the contract years 1988 to 1991, which were under audit by the GSA. The remaining balance represented the estimated liability for general pricing claims we expected to arise in open contract periods which had not yet been subject to audit by the GSA.

During the fourth quarter of fiscal year 2005, we reached a settlement agreement with the GSA on pricing errors related to the 1988 to 1991 multiple award schedule contract. In light of the settlement, which resulted in payment of $500,000 to the GSA, we re-evaluated our GSA contract reserve policy. Based on this evaluation, we reduced our GSA reserves by $13.0 million in the fourth quarter.

In estimating the appropriate liability to maintain as of the end of fiscal 2005, as well as to develop a revised methodology for adjusting future reserve levels, we considered the impact of our most recent settlement on our history of settlements, our current contract compliance mechanisms, the current GSA contract language, and the estimated probability of future audits. These probabilities and estimates were derived after evaluating the qualitative risk factors inherent in doing business with the GSA. These risk factors included the complex nature of setting commercial project pricing relative to that of the GSA and the risk of pricing errors on products sold by our alliance partners. After carefully considering all pertinent risks and factors, including the scope of the most recent settlement with the GSA, we revised our process to estimate required GSA reserves.

In future filings, we will address any facts and circumstances that result in a material change to our GSA reserves. In addition, we will provide the following disclosure in our next report to be filed on Form 10-K:

“On April 6, 2005, we reported that we had reached a settlement with the General Services Administration (GSA) concerning a prior audit of the 1988 to 1991 multiple award schedule contract. In light of the settlement, which required us to pay the GSA $0.5 million, we re-evaluated our balance sheet reserves related to all GSA contract periods. As a result of this evaluation, we made the determination that these reserves should be reduced. Accordingly, during the fourth quarter of fiscal 2005, we recorded an adjustment to the reserves, which reduced our pre-tax operating expenses by approximately $13.0 million. Approximately $7.0 million of this adjustment related to the elimination of the remaining reserves, beyond the amount of the settlement, allocable to the 1988 to 1991 contract period. The remainder of the adjustment related to our re-evaluation of required reserves for open contract periods which had not yet been subject to audit.”

Financial Statements
Statements of Shareholders’ Equity, page 40

6.	Please revise your statements of shareholders’ equity to include the changes in the number of shares of equity securities for each period presented. Please refer to paragraph 10 of APB 12.

6. Company Response:

We will revise our statements of shareholders’ equity in future filings to include a column that will reconcile changes in the number of shares outstanding between periods as follows:

Shares of Common Stock
Balance, May 31, 2003	72,829,881
Exercise of stock options	1,246,009
Employee stock purchase plan	130,857
Repurchase and retirement of common stock	(2,462,996)
Directors' fees	4,728
Stock grants issued	2,500

Balance, May 29, 2004	71,750,979
Exercise of stock options	2,478,810
Employee stock purchase plan	125,845
Repurchase and retirement of common stock	(4,877,832)
Directors' fees	8,187
Stock grants issued	100,000

Balance, May 28, 2005	69,585,989

Notes to Financial Statements
Note 22, Operating Segments, page 71

7.	You disclose on page four that you sell furniture systems, seating, storage, casegoods and freestanding furniture products. Please disclose the net sales attributable to each of these groups of products. In addition, please expand your disclosure to include net sales attributable to individual foreign countries, if material. Please refer to paragraphs 37 and 38(a) of SFAS 131.

7. Company Response:
We will revise our segment disclosure footnote in future filings to include a summary of revenue by product category. Given that formal product line information is not available for the company as a whole, the summary will represent a reasonable estimate based on the best information available to us. The following is an example of the product line revenue summary that we will plan to include in the segment disclosure footnote of our future filings.

(In Millions)	2005	2004
Net sales:
Systems	$ 489.3	$ 463.8
Freestanding and Storage	240.7	212.5
Seating	348.7	305.3
International (1)	272.9	214.5
Other (2)	164.0	142.2

Total	$ 1,515.6	$ 1,338.3

(1)     The company has determined that the disclosure of international product line information is not practicable.
(2)     Other primarily consists of miscellaneous or otherwise uncategorized product sales and service sales.

In terms of our geographic disclosure, using the quantitative guidance in paragraphs 18 and 38 of SFAS 131, we have determined that none of the individual foreign countries in which we operate are considered material (i.e. greater than the 10% threshold in paragraph 18) for separate disclosure based on their respective net sales and long-lived assets. In addition, we do not believe that any further individual country disclosure would be useful to the readers of the financial statements based on qualitative considerations. We will revise our segment disclosure footnote in future filings to include the following:

“Individual foreign country information is not provided as none of the individual foreign countries in which we operate are considered material for separate disclosure based on quantitative and qualitative considerations.”

Exhibits

8.	Your certifications do not conform to the current certification requirements. Please amend your Form 10-K to include certifications in the exact form specified by Item 601 of Regulation S-X. Please also refer SEC Release No. 33-8238. Please refile your Form 10-K in its entirety, including updated certifications. Please also ensure that the signature page of the Form 10-K/A has currently dated signatures.

8. Company Response:
The revised and updated certifications are presented as Attachments A(1) and A(2) as part of Exhibit 31. Following your confirmation that the Staff has no further questions concerning our responses, we will amend our fiscal 2005 Report on Form 10-K/A to include these revised certifications with currently dated signatures.

Form 10-Q for the Fiscal Quarter Ended December 3, 2005
Comments applicable to your overall filing

9.	Please address the comments above in your interim filings on Form 10-Q as appropriate.

9. Company Response:
We will modify our future interim filings appropriately based upon the above comments and our related responses.

Balance Sheets, page 3

10.	Please disclose the number of shares outstanding for each period presented. Refer to paragraph 10 of APB 12.

10. Company Response:
The table below presents the number of shares outstanding at the end of each balance sheet period presented in our Form 10-Q for the quarter ended December 3, 2005. We will ensure that this information is provided in future Form 10-Q filings as a parenthetical disclosure on the face of the balance sheets.

Balance Sheet Period	Common Shares Issued and Outstanding
December 3, 2005	68,561,204
May 28, 2005	69,585,989

Statements of Cash Flows, page 5

11.	Please present the changes in current assets and liabilities separately. Please also present the cash inflows and outflows associated with the line items titled “Other, net” separately rather than on a net basis.

11. Company Response:
We will revise our statements of cash flows in future quarterly filings to separately state the change in current assets and the change in current liabilities as follows:

	Six Months Ended
(In Millions)	December 3, 2005	November 27, 2004
Increase in current assets	$ (19.8)	$ (7.3)
Increase in current liabilities	7.5	8.3

In terms of the “Other-net” line item in the operating section of the statements of cash flows, this balance represents a collection of miscellaneous items (primarily inflows) which are not considered individually significant based on quantitative and qualitative factors. To the extent that such items become material in the future, we will provide such separate disclosure.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

12.	Please discuss the results of operations for the six months ended December 3, 2005 compared to the six months ended November 27, 2004. Please refer to Item 303(b) of Regulation S-X.

12. Company Response:

We will revise the MD&A section of future quarterly filings to more formally address the analysis of our year-to-date results. Attached as Attachment B is an example of that disclosure utilizing the comparative six month periods ended December 3, 2005 and November 27, 2004.

In connection with the responses set forth in this letter, we confirm that:

o	Herman Miller, Inc. is responsible for the adequacy and accuracy of the disclosure within its filings;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Herman Miller, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have sufficiently and appropriately responded to your comments. If you would like to discuss our responses or need further clarification, please contact me at (616) 654-8050.

Sincerely,

/s/Elizabeth A. Nickels
Elizabeth A. Nickels
Chief Financial Officer
Herman Miller, Inc.

ATTACHMENT A(1)

FORM OF EXHIBIT 31(a)

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER OF
HERMAN MILLER, INC. (THE “REGISTRANT”)

I, Brian C. Walker, certify that:

1.	I have reviewed this annual report on Form 10-K of Herman Miller, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ____________, 2006

Brian C. Walker
Chief Executive Officer

ATTACHMENT A(2)

FORM OF EXHIBIT 31(b)

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER OF
HERMAN MILLER, INC. (THE “REGISTRANT”)

I, Elizabeth A. Nickels, certify that:

1.	I have reviewed this annual report on Form 10-K of Herman Miller, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ____________, 2006

Elizabeth A. Nickels
Chief Financial Officer

ATTACHMENT B

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of certain significant factors that affected the company’s financial condition, earnings, and cash flow during the periods included in the accompanying condensed consolidated financial statements. References to “Notes” are to the footnote disclosures included in the Condensed Consolidated Financial Statements.

Discussion of Current Business Conditions
Our second quarter consolidated financial results were highlighted by double-digit growth in net sales and net earnings as compared to the prior year quarter. We saw continued improvement in our domestic operations which posted solid increases in both net sales and orders. We also experienced continued sales and order growth within our international markets and were particularly pleased with the significant ramp-up in international order activity late in the quarter. During the quarter we announced two new marketing initiatives. These initiatives were affected through alliances with Brandrud, Inc. and Bretford, Inc. and are aimed at growing our business within the healthcare and educational markets. We also continued our investments in developing distribution and sales in the emerging markets of India and China. Finally, we made great progress on our planned launch of two new systems furniture platforms which we anticipate will be introduced in the next 12 months.

Last quarter we reported our general concern over the economic impact of the storms in the Gulf Coast region. While we did feel the immediate impact of higher fuel and natural gas prices, the storms did not have a significant impact on our distribution resources in the region.

In November, our trade organization, the Business and Institutional Furniture Manufacturer’s Association (BIFMA), issued its quarterly forecast. The report outlined an expectation that overall growth in real gross domestic product (GDP) will be slower than previously expected due, in part, to the weather events in the Gulf region. Despite this outlook, the forecast outlined an expectation that the domestic office furniture industry will continue to expand through calendar 2006. Ironically, this growth forecast is bolstered in part by an expected increase in nonresidential construction within the region impacted by the hurricanes.

During the second quarter we benefited from stabilization in the market price of steel from levels experienced in the first quarter. This helped dampen the impact of rising prices for other key manufacturing inputs such as plastics and fuel. Our expectation is that we will see continued increases in oil-based commodities, particularly natural gas, as we move through the balance of the winter months. Additionally, we expect the price of steel to increase during the second half of our fiscal year.

We increased our list prices in both fiscal 2005 and 2006. Both of these list price increases were in response to rising direct material costs. The first of these became effective at the beginning of August 2004. This increase varied by product line but averaged approximately 4% of list price. The second increase became effective near the beginning of our just-completed second quarter. This again varied by product line but averaged approximately 3.8% of list price.

The markets in which we compete for new business are highly competitive and we have continued to experience pressure to increase the discounts offered from list prices. Accordingly, the list price increases put in place since August 2004 should not be used as a direct indicator of future net sales. Competitive price discounting continued to pose a challenge to profitability in our second quarter. However, we believe we have been successful in capturing a portion of the combined price increases and have experienced a net price benefit. Further, we believe the positive impact of the most recent price change, which became effective in September of this year, will not be fully realized until late in fiscal 2006. Finally, we remain committed to our lean manufacturing program, the Herman Miller Production System (HMPS). We believe this program, combined with our pricing strategy, will allow us to cover a large portion of the expected increase in direct material costs.

We view price as but one of several important factors our customers consider in the buying decision. With this in mind, we continue to invest in product development in order to find innovative ways of providing value to our customers. Research and development expenses, exclusive of royalty payments to independent designers, totaled $7.6 million and $8.3 million in the current and prior year second quarters, respectively. On a year-to-date basis, expenses in this area totaled approximately $14.9 million and $15.6 million, respectively.

As we previously reported, during the first quarter of this fiscal year we completed the sale of two wholly-owned contract furniture dealerships – one based in New York City, New York, and another in Cleveland, Ohio. Also in the first quarter of this year, the independently owned dealership that we had previously consolidated as a Variable Interest Entity (VIE) was successful in obtaining outside bank financing. This allowed the VIE to repay a large portion of its outstanding loan balance with us. As a consequence of these transactions, we did not consolidate the financial statements of these three dealerships with our second quarter consolidated financial statements. More information related to these transactions can be found in Notes 6 and 18.

Analysis of Second Quarter Results
Our fiscal 2006 first quarter included 14 weeks of operations as opposed to a typical 13-week period. This extra week is required approximately every six years in order to re-align our fiscal reporting dates with the actual calendar months. This is a factor that should be considered when comparing our financial results for the first six months of fiscal 2006 to the same period in fiscal 2005 and when comparing sequential quarter performance.

The following table presents certain key highlights from the results of operations for the periods indicated.

	Three Months Ended			Six Months Ended
In millions, except per share data	December 3, 2005	November 27, 2004	Percent Change	December 3, 2005	November 27, 2004	Percent Change
Net Sales	$ 438.2	$ 368.4	18.9%	$ 869.1	$ 725.7	19.8%
Gross Margin	143.9	120.0	19.9%	285.7	232.0	23.1%
Operating Expenses	99.7	94.8	5.2%	202.1	183.4	10.2%
Restructuring Expenses	0.1	0.1	--%	0.2	0.6	-66.7%
Operating Earnings	44.1	25.1	75.7%	83.4	48.0	73.7%
Net Earnings	27.9	15.4	81.2%	51.7	29.6	74.7%
Earnings per share - diluted	0.40	0.22	81.8%	0.74	0.42	76.2%
Orders	433.5	390.3	11.1%	926.4	772.5	19.9%
Backlog	267.1	256.4	4.2%	267.1	256.4	4.2%

Consolidated Sales, Orders, and Backlog
Net sales in the second quarter totaled $438.2 million. This represents an increase of $69.8 million or 18.9% from the same period last year. On a sequential-quarter comparison, net sales increased $7.3 million, or 1.7%. However, excluding the extra week in the first quarter, net sales showed a sequential-period improvement of approximately 9.5%. Net sales for the first six months of fiscal 2006 totaled $869.1 million, which represents a year-over-year increase of 15.5% excluding the extra week in the first quarter of the fiscal year.

It is important to note that the dealership transactions completed in the first quarter of this fiscal year affects the comparison of net sales from period-to-period. Net sales from these dealers included in our prior year second quarter and current year first quarter results totaled $11.4 million and $10.7 million, respectively. On a year-to-date basis, the net sales from these dealers included in the first six months of the prior year totaled $19.0 million.

Orders in the second quarter increased $43.2 million, or 11.1% over the prior year quarter. On a sequential basis, orders declined $59.4 million, or 12.1% from the first quarter. However, excluding the extra week in the first quarter of this year, orders for the period declined 5.3% sequentially. The previously mentioned dealership transactions in the first quarter of 2006 had a significant affect on the year-over-year and sequential comparison of orders. We estimate that the three dealerships we no longer own or consolidate under FIN 46 contributed orders of approximately $15.7 million and $14.4 million in the prior year second quarter and current year first quarter, respectively. In addition, we attribute some of the sequential decline to advance buying in the first quarter of this year in anticipation of the September price increase and to typical seasonal slow-down as we approach the third quarter. Excluding the extra week in the first quarter of fiscal 2006, orders for the first six months increased 15.4% over the prior year. The first six months of the prior year included orders of approximately $26.6 million related to the three dealerships that we no longer own or consolidate under FIN 46.

The backlog of unfilled orders at the end of the second quarter totaled $267.1 million which represents an increase of $10.7 million or 4.2% from the prior year level. Sequentially, backlog declined approximately $4.7 million or 1.7% from the first quarter. We estimate that the backlog associated with the three dealerships we no longer own or consolidate under FIN 46 totaled approximately $19.1 million at the end of the prior year second quarter. Given the timing of the dealer transactions, there was no related impact on the sequential quarter comparison.

Domestic Operations
Domestic net sales in the second quarter totaled $367.3 million which represents an increase of 22.0% from the same quarter last year. New orders in the quarter of $349.0 million were up 7.4% from the prior year. The growth in sales was experienced, to varying degrees, across virtually all of our domestic operations during the period.

BIFMA reported an estimated year-over-year increase in U.S. office furniture shipments of approximately 12.5% for the three-month period ended November 2005. For the same period, BIFMA estimates industry orders grew approximately 14.8%. We remain cautious about reaching conclusions regarding changes in market share based on analysis of data on a short term basis. Instead, we think such conclusions should only be reached by analyzing comparative data over several quarters. Based on this, we believe our performance relative to the domestic industry over the past 18 months provides evidence that we have been successful in capturing domestic market share.

Adjusted for the extra week, domestic net sales grew 12.7%, while orders declined 8.5%, on a sequential-quarter basis. On a year-to-date basis, domestic net sales grew 16.8% and orders increased 14.2% over the prior year, excluding the impact of the extra week. The growth over this period for both net sales and orders was experienced across the majority of our domestic operations. The dealership transactions in the first quarter of fiscal 2006 were all domestic, which had a significant affect on both the sequential quarter and year-to-date comparisons of sales and orders as previously discussed.

International Operations
Net sales for our international operations in the second quarter totaled $70.9 million, representing growth of $3.7 million or 5.5% from the prior year comparable quarter. International orders in the quarter totaled $84.5 million representing an increase of 29.1% from last year. The most significant year-over-year percentage increases in sales and orders came from our operations in Canada and Mexico. Our United Kingdom operations also reported strong order growth in the quarter over the prior year.

International sales declined 4.5% and orders increased 10.5% sequentially from the first quarter, as adjusted for the extra week. For the first six months of fiscal 2006, international sales grew 9.8% and orders increased 20.7% over last year, excluding the impact of the extra week. Our sales growth on a year-to-date basis was driven primarily by strong performance at our Canadian and Mexican operations. The growth in new orders in the first six months of fiscal 2006 was particularly strong in Canada and Mexico as well as at our United Kingdom and Japanese operations.

Changes in foreign currency exchange rates relative to the U.S. dollar have had an inflationary effect on our international net sales compared to the prior year. We estimate the year-over-year change in exchange rates effectively increased the U.S. dollar value of our net sales by approximately $1.7 million for the second quarter and $2.5 million for first six months of the fiscal year. Both for the quarter and six-month period, this inflationary effect has been driven mainly by the weakening of the U.S. Dollar against the Canadian Dollar.

Financial Summary
The following table presents, for the periods indicated, the components of the company’s Condensed Consolidated Statements of Operations as a percentage of net sales.

	Three Months Ended		Six Months Ended
	December 3, 2005	November 27, 2004	December 3, 2005	November 27, 2004
Net Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	67.2	67.4	67.1	68.0
Gross Margin	32.8	32.6	32.9	32.0
Operating Expenses	22.8	25.7	23.3	25.3
Restructuring Expenses	--	--	--	0.1
Operating Margin	10.1	6.8	9.6	6.6
Other Expense, net	0.6	0.5	0.5	0.5
Earnings Before Income Taxes and
Minority Interest	9.5	6.3	9.1	6.1
Income Tax Expense	3.1	2.1	3.0	2.0
Minority Interest	--	--	0.1	--
Net Earnings	6.4	4.2	5.9	4.1

Consolidated Gross Margin
On a percent-of-sales basis, our gross margin for the second quarter improved 0.2 points and for the first six months improved 0.9 points from the comparable period in the prior year. This year-over-year improvement was primarily attributed to better leverage of fixed overhead expenses.

Overhead, as a percentage of sales, improved significantly from the prior year second quarter due to leverage gained on higher sales volume despite an increase in actual dollar spending. The increase in spending was primarily due to the higher current quarter sales volume, medical benefit costs, pension expenses, utility costs, and incentive bonus expenses. These same factors drove higher dollar spending in overhead for the first six months of fiscal 2006 compared to the same period in fiscal 2005. Looking ahead, we expect to see further upward pressure on the market price of natural gas. This will have a negative impact on overhead expenses, particularly as we move through the remainder of the winter months.

Direct material costs benefited from the stabilization of steel prices in recent months. However, we are seeing increases in plastic and resin costs which are adversely affecting material trends. Looking forward, we anticipate continued increases in the cost of plastics and other oil-based commodities. We are also closely monitoring the market for steel components and expect to see an upward trend in prices in the upcoming months.

Freight costs increased from the second quarter last year as a direct result of rising fuel costs.

Operating Expenses and Operating Earnings
Operating expenses in the second quarter were $4.9 million or 5.2% higher than the prior year. However, as a percentage of sales, operating expenses declined 2.9 points from last year, which reflects improved operating leverage on higher sales volume. The dealership transitions that occurred in the first quarter of this year had a significant impact on the year-over-year operating expense comparison for the period. In the second quarter of last year, these dealers incurred $4.1 million of operating expenses for which no comparable expense was included in the current quarter.

The majority of the year-over-year increase in operating expense dollars is attributable to higher medical benefit costs, pension expense, and incentive bonus expenses. Higher charitable donations and warranty expenses also contributed to the year-over-year increase.

On a year-to-date basis, operating expenses increased $18.7 million or 10.2% over the first six months of last year, but declined as a percentage of sales. In addition to the previously mentioned factors affecting the quarterly comparison, the year-to-date dollar increase was also impacted by the extra week in the first quarter of fiscal 2006 which resulted in additional compensation expense.

Our year-to-date operating expenses also included a pre-tax charge recorded in the first quarter totaling approximately $0.7 million related to a long-term lease arrangement in the United Kingdom. More information related to this lease liability can be found in Note 15.

The sale of two wholly-owned dealerships in the first quarter resulted in a net pre-tax gain of approximately $0.3 million. This gain is reflected as a credit against operating expenses in the year-to-date results. Refer to Note 6 for further information regarding the sale of these dealerships.

Restructuring Activities
Pre-tax restructuring charges in the current and prior year primarily related to the Canton, Georgia consolidation. Our Canton facility, which was exited in fiscal 2004, remains listed for sale. We have an interested buyer, but have not yet reached a point where the buyer’s commitment has become binding. Therefore, the carrying values of the Canton assets, which were previously reduced to their estimated fair market values totaling $7.5 million, remain classified as long-term under the balance sheet caption “Net property and equipment” at the end of the second quarter.

Other Income/Expense, and Income Taxes
Net other expenses in the second quarter totaled $2.6 million compared to $2.0 million last year. For the first six months, net other expenses totaled $4.6 million in the current year compared to $3.7 million in the prior year. While interest rates have increased since last year, interest expense was only slightly higher year-over-year due to our lower current outstanding debt balance. These higher interest rates did, however, drive an increase in interest income as compared to last year. We also incurred a net foreign currency transaction gain of $0.1 million in the current quarter compared to a gain of $0.4 million in the same period last year. On a year-to-date basis, the net foreign currency transaction gain was $0.2 million compared to a gain of $0.4 million in the prior year.

The year-over-year comparison of net other expenses for the first six months was also affected by two dealership transactions in the prior year. During the first quarter of fiscal 2005, we recorded a pre-tax gain totaling approximately $0.5 million related to the ownership transition of one of the VIE’s we initially began consolidating at the end of fiscal 2004. Also during the first quarter of last year, we acquired certain assets and liabilities of an independent contract furniture dealership. In doing so, we recognized a pre-tax gain of $0.4 million due to the reversal of a financial guarantee liability. These gains are reflected as a reduction to net other expenses in the prior year. Refer to Notes 18 and 6 for more information on these respective transactions.

Our effective tax rate for the second quarter was approximately 32.7% compared to 33.4% last year. On a year-to-date basis, the effective tax rate was approximately 33.5% in fiscal 2006 versus 33.1% in fiscal 2005. The current year effective rate was below the statutory rate primarily as a result of the manufacturing deduction under the American Job Creations Act of 2004 and higher levels of research and development credits. In addition, we recorded a tax benefit totaling approximately $0.9 million in the second quarter related to the filing of a tax return and the establishment of a deferred tax asset at one of our international subsidiaries. The effective rate in the prior year was lower than the statutory rate due primarily to the finalization of prior year IRS audits. Additionally, a portion of the net gain from the VIE ownership transition in the first quarter of last year was not subject to tax. We expect our effective tax rate for fiscal 2006 to be between 33.5% and 35.5%.

Minority Interest
Our year-to-date results include minority interest of $0.7 million. This relates to the consolidation of VIE financial statements under the accounting guidance in FIN 46(R) during the first quarter of fiscal 2006. As a result of a qualifying triggering event with the VIE during the first quarter, we no longer continue to consolidate the VIE financial statements. Refer to Note 18 for further discussion of this accounting standard as well as current quarter and prior year transactions related to VIEs.

Financial Condition, Liquidity, and Capital Resources
The table below presents certain key cash flow and capital highlights for the periods indicated.

	Six Months Ended
(In Millions)	December 3, 2005	November 27, 2004
Cash and cash equivalents, end of period	$ 149.7	$ 146.3
Short-term investments, end of period	16.3	13.2
Cash generated from operating activities	65.1	32.2
Cash used for investing activities	(21.2)	(14.7)
Cash used for financing activities	(47.9)	(65.4)
Restructuring-related cash outflows	(0.3)	(1.3)
Capital expenditures	(22.8)	(11.1)
Stock repurchased and retired	(62.9)	(67.8)
Interest-bearing debt, end of period (1)	192.4	207.1
Available unsecured credit facility, end of period (2)	136.8	137.2

(1)     Amounts shown include the fair market values of the company’s interest rate swap arrangements. The net fair value of these arrangements totaled approximately $(1.6) million and $0.1 million at December 3, 2005 and November 27, 2004, respectively.
(2)     Amounts shown are net of outstanding letters of credit, which are applied against the company’s unsecured credit facility.

At the end of fiscal year 2005, we reported our plan to take advantage of the one-time special tax deduction related to the repatriation of undistributed foreign earnings under the American Jobs Creation Act of 2004 (AJCA). During the first quarter, we repatriated approximately $35 million of undistributed earnings from certain of our foreign entities. An additional $9 million of undistributed foreign earnings was repatriated during the second quarter. This cash will be used in accordance with our dividend reinvestment plan, which requires the funds to be used for capital purchases and investment in research and development. The company has the remainder of fiscal 2006 to determine what additional amounts of undistributed foreign earnings to repatriate, if any, under the Act.

Cash Flow – Operating Activities
Cash flows from operating activities in the second quarter totaled $44.2 million compared to $29.4 million last year. On a year-to-date basis, operating cash flows totaled $65.1 million compared to $32.2 million last year. Changes in working capital balances resulted in a $12.3 million use of cash during the six-month period compared to a $1.0 million source of cash in the prior year. In the prior year first quarter, we made a $23 million voluntary pension plan contribution which significantly decreased operating cash flows in the period.

The year-to-date cash use in working capital resulted principally from an increase in inventory and accounts receivable, which was partially offset by an increase in accounts payable and certain accrued liabilities. Accounts receivable, inventory, and accounts payable balances all increased with the ramp-up in sales volume. The increase in accrued liabilities was driven primarily by interest payment timing, customer deposits, and incentive accruals.

Collections of accounts receivable remained strong in the second quarter, and we believe our recorded accounts receivable valuation allowances at the end of the period are adequate to cover the risk of potential bad debts.

As always, under HMPS, we strive to maintain efficiencies and cost savings by minimizing the amount of inventory on-hand. Accordingly, production is order-driven with raw materials purchased as needed to meet order demands. The standard lead-time for the majority of our products is 10 to 20 days. As a result, the velocity of our inventory turns is high. These combined factors could cause our inventory levels to appear relatively low in relation to sales volume.

Cash Flow – Investing Activities
Capital expenditures totaled $11.6 million in the second quarter and $22.8 million year-to-date. This compares to $7.3 million and $11.1 million in the prior year, respectively. The increase in spending over the prior year primarily relates to new product development initiatives and the construction of our new office and showroom facility in the U.K.

At the end of the second quarter, we had outstanding commitments for future capital purchases of approximately $11 million. We expect full-year capital expenditures for fiscal 2006 to total between $50 million and $55 million. By comparison, fiscal year 2005 capital expenditures totaled $34.9 million.

As previously discussed, we sold two wholly-owned contract furniture dealerships during the first quarter. Proceeds received in connection with these sales, which had the effect of increasing cash flows from investing activities, totaled $2.1 million.

Net cash received from the repayment of notes receivable was primarily driven by a payment received from a contract dealership previously consolidated under FIN 46(R). As mentioned earlier in this report, this VIE was able to obtain financing with an outside bank and, therefore, was able to repay a large portion of their debt owed to us during the first quarter of fiscal 2006.

At the end of fiscal 2005, we reclassified assets with a net carrying value of $0.4 million to current assets held for sale. These assets related to a warehouse/storage facility in West Michigan that we had previously exited. During the first quarter of fiscal 2006, the sale of these assets was finalized. In connection with the sale, we received proceeds totaling $0.7 million.

In the first quarter of fiscal 2005, cash flows from investing activities included a payment totaling $0.7 million related to the acquisition of certain assets and liabilities of a contract furniture dealership based in Oklahoma. This acquisition is discussed in Note 6.

Cash Flow – Financing Activities
Share repurchases were the most significant factor affecting financing cash outflows. In the first six months of fiscal 2006, we repurchased 2,064,685 shares for $62.9 million or an average of $30.49 per share. By comparison, 2,636,373 shares were repurchased for $67.8 million or an average of $25.72 per share during the same period last fiscal year. During the second quarter, our Board of Directors approved a new share repurchase authorization of $50 million; consequently, at the end of the second quarter of fiscal 2006, we had $45.2 million available for future, approved share repurchases.

Dividend payments during the first six months of the year totaled $10.0 million as compared to $10.4 million last year. Partially offsetting the effects of our share repurchases and dividend payments during the period was cash received related to stock-based benefit plans. During the six month period, we received $25.0 million from the issuance of shares in connections with these plans. By comparison, we received $14.3 million from the issuance of shares for the comparable period in fiscal 2005.

Interest-bearing debt at the end of the second quarter declined $1.6 million from $194.0 million at the end of fiscal 2005. This change represents the decline in the fair value of our interest rate swap arrangements during the six month period. Our next scheduled debt repayment of $13.0 million on our private placement notes is expected to be paid in the fourth quarter of this fiscal year. During the first quarter of last fiscal year, we paid off $1.5 million of notes payable associated with one of the VIEs initially consolidated under FIN 46(R).

The only usage against our unsecured revolving credit facility at the end of the second quarter represented outstanding standby letters of credit totaling $13.2 million. The provisions of our private placement notes and unsecured credit facility require that we adhere to certain covenant restrictions and maintain certain performance ratios. We were in compliance with all such restrictions and performance ratios again this quarter and expect to remain in compliance in the future.

We believe cash on hand, cash generated from operations, and our borrowing capacity will provide adequate liquidity to fund near term and future business operations and capital needs.